UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Terra Nitrogen Company, L.P.
(Name of Issuer)
Common Units of Limited Partnership Interests
(Title of Class of Securities)
881005 20 1
(CUSIP Number)
John W. Huey
Terra Industries Inc.
Terra Centre
600 Fourth Street
Sioux City, Iowa 51102-6000
(712) 277-1340
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 4, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	881005 20 1

1	NAMES OF REPORTING PERSONS TERRA LP HOLDINGS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		4,732,621*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,732,621*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,732,621*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.6%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company

Page 2 of 12 Pages

CUSIP No.	881005 20 1

1	NAMES OF REPORTING PERSONS

TERRA NITROGEN CORPORATION (due to direct ownership of 6,439,793 Common Units and indirect ownership of 4,732,621 Common Units through its wholly owned subsidiary, Terra LP Holdings LLC)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		11,172,414*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,172,414*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,172,414*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

60.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* See Item 5.

Page 3 of 12 Pages

CUSIP No.	881005 20 1

1	NAMES OF REPORTING PERSONS

TERRA CAPITAL, INC. (due to direct ownership of 2,716,600 Common Units and indirect ownership of 11,172,414 Common Units through its wholly owned subsidiary, Terra Nitrogen Corporation)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		13,889,014*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,889,014*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,889,014*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

75.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* See Item 5.

Page 4 of 12 Pages

CUSIP No.	881005 20 1

1	NAMES OF REPORTING PERSONS TERRA CAPITAL HOLDINGS, INC. (Solely due to indirect ownership through its wholly owned subsidiary, Terra Capital, Inc.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		13,889,014*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,889,014*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,889,014*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

75.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* See Item 5.

Page 5 of 12 Pages

CUSIP No.	881005 20 1

1	NAMES OF REPORTING PERSONS TERRA INDUSTRIES INC. (Solely due to indirect ownership through its wholly owned subsidiary, Terra Capital Holdings, Inc.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		13,889,014*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,889,014*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,889,014*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

75.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* See Item 5.

Page 6 of 12 Pages

CUSIP No.	881005 20 1

1	NAMES OF REPORTING PERSONS TERRA NITROGEN GP INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Page 7 of 12 Pages

CUSIP No.	881005 20 1
Item 1. Security and Issuer.
This Amendment No. 11 amends the Schedule 13D dated March 31, 1997 (as amended by Amendments Nos. 1 through 10 and this Amendment No. 11, the “Schedule 13D”) of the Reporting Persons relating to Common Units of limited partnership interests (the “Common Units”) of Terra Nitrogen Company, L.P., a Delaware limited partnership (“TNCLP”). The principal executive offices of TNCLP are at 600 Fourth Street, Sioux City, Iowa 51101.
Item 2. Identity and Background.
Item 2 is hereby amended by deleting the first sentence of the first paragraph under section (a) and replacing it with the following:
“This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-(1)(f) of the Securities Exchange Act of 1934, as amended (the “Act”): (i) Terra LP Holdings LLC, a Delaware limited liability company (“LP Holdings”), by virtue of its direct beneficial ownership of Common Units, (ii) Terra Nitrogen Corporation, a Delaware corporation (“TNC”), by virtue of its direct beneficial ownership of Common Units; (iii) Terra Nitrogen GP Inc., a Delaware corporation (“TN GP”), by virtue of its participation in a “group” under Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended; (iv) Terra Capital, Inc., a Delaware corporation (“Terra Capital”), by virtue of its direct beneficial ownership of Common Units and by virtue of its ownership of all the outstanding common stock of TNC; (v) Terra Capital Holdings, Inc., a Delaware corporation (“Terra Holdings”), by virtue of its ownership of all the outstanding common stock of Terra Capital; (v) Terra Industries Inc., a Maryland corporation (“Terra”), by virtue of its ownership of all the outstanding common stock of Terra Holdings; (LP Holdings, TNC, TN GP, Terra Capital, Terra Holdings, and Terra, are collectively referred to herein as the “Reporting Persons”).”
Item 2 is hereby further amended by deleting section (c) and replacing it with the following:
(c) LP Holdings is a newly formed affiliate of TNC which was formed to hold Common Units contributed to it by TNC. TNC was, prior to September 1, 2005, the general partner of TNCLP. TN GP is the general partner of TNCLP and acquired the general partner interest in TNCLP from TNC on September 1, 2005. Terra Capital is primarily a holding company which holds the stock of significant operating subsidiaries of Terra. Terra Holdings is a holding company which holds the stock of Terra Capital. Terra is a holding company which holds the stock of Terra Holdings and certain other subsidiaries.”
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended by the addition of the following paragraph as the fourth paragraph thereof:

Page 8 of 12 Pages

CUSIP No.	881005 20 1
“TNC transferred Common Units to LP Holdings as a contribution to LP Holdings’ capital.”
Item 4. Purpose of Transaction.
Item 4 is hereby amended by the deletion of the existing third, fourth and fifth paragraphs and substituting in its place the following paragraphs:
“Under the terms of TNCLP’s Agreement of Limited Partnership, the general partner of TNCLP has exclusive authority to manage the business and operations of TNCLP. As indirect sole owner of TN GP, Terra has the power to elect the board of directors of TN GP and therefore may be deemed to effectively control the management of TN GP.
On December 4, 2009, TNC entered into a Contribution and Assumption Agreement (the “Contribution Agreement”) with LP Holdings. Pursuant to the Contribution Agreement, TNC contributed 4,732,621 Common Units to LP Holdings.”
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended by deleting the text thereof and replacing it with the following:
“(a) LP Holdings is the direct beneficial owner of 4,732,621 Common Units, which in the aggregate represents approximately 25.6% of the outstanding Common Units. TNC is the direct beneficial owner of 6,439,793 Common Units, and, by virtue of its ownership of all the outstanding common stock of LP Holdings, may be deemed to possess indirect beneficial ownership of the Common Units owned by LP Holdings. Thus, TNC’s direct and indirect ownership in the aggregate represents approximately 60.4% of the outstanding Common Units. Terra Capital is the direct beneficial owner of 2,716,600 Common Units and, by virtue of its ownership of all the outstanding common stock of TNC, may be deemed to possess indirect beneficial ownership of the Common Units owned by LP Holdings and TNC. Thus, Terra Capital’s direct and indirect ownership in the aggregate represents approximately 75.1% of the outstanding Common Units.
By virtue of its ownership of all the outstanding common stock of Terra Capital, Terra Holdings may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by LP Holdings, TNC and Terra Capital. By virtue of its ownership of all the outstanding common stock of Terra Holdings, Terra may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by LP Holdings, TNC and Terra Capital.
The filing of this Statement shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Statement other than securities owned of record by such Reporting Person.

Page 9 of 12 Pages

CUSIP No.	881005 20 1
Except as indicated in this Item 5 or as set forth below, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Annex A to this Statement owns beneficially, or has any right to acquire, directly or indirectly, any Common Units. Certain of the persons named in Annex A to this Statement beneficially own Common Units in the amounts set forth next to their names in Annex A.
(b) LP Holdings has the power to vote or direct the vote and the power to dispose of or direct the disposition of the 4,732,621 Common Units directly owned by LP Holdings. TNC has the power to vote or direct the vote and the power to dispose of or direct the disposition of the 6,439,793 Common Units directly owned by TNC. Terra Capital has the power to vote or direct the vote and the power to dispose of or direct the disposition of the 2,716,600 Common Units directly owned by Terra Capital.
By virtue of its ownership of all the outstanding common stock of LP Holdings, TNC may be deemed to possess indirect beneficial ownership of the Common Units directly owned by LP Holdings and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units beneficially owned by LP Holdings. By virtue of its ownership of all the outstanding common stock of TNC, Terra Capital may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by LP Holdings and TNC and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units beneficially owned by LP Holdings and TNC. By virtue of its ownership of all the outstanding common stock of Terra Capital, Terra Holdings may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by LP Holdings, TNC and Terra Capital and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units beneficially owned by LP Holdings, TNC and Terra Capital. By virtue of its ownership of all the outstanding common stock of Terra Holdings, Terra may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by LP Holdings, TNC and Terra Capital and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units beneficially owned by LP Holdings, TNC and Terra Capital.
The filing of this Statement shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Statement other than securities owned of record by such Reporting Person.
(c) Not applicable.
(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units beneficially owned by LP Holdings, TNC and Terra Capital.
(e) Not applicable.”

Page 10 of 12 Pages

CUSIP No.	881005 20 1
Item 6. Material to be filed as Exhibits.
The following is added as an exhibit:
Contribution and Assumption Agreement

Page 11 of 12 Pages

CUSIP No.	881005 20 1
SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Date: December 18, 2009

TERRA LP HOLDINGS LLC
By:	/s/ John W. Huey
	Name:	John W. Huey
	Title:	Vice President and Corporate Secretary

TERRA NITROGEN CORPORATION
By:	/s/ John W. Huey
	Name:	John W. Huey
	Title:	Vice President, General Counsel and Corporate Secretary

TERRA NITROGEN GP INC.
By:	/s/ John W. Huey
	Name:	John W. Huey
	Title:	Vice President, General Counsel and Corporate Secretary

TERRA CAPITAL, INC.
By:	/s/ John W. Huey
	Name:	John W. Huey
	Title:	Vice President and Corporate Secretary

TERRA CAPITAL HOLDINGS, INC.
By:	/s/ John W. Huey
	Name:	John W. Huey
	Title:	Vice President and Corporate Secretary

TERRA INDUSTRIES INC.
By:	/s/ John W. Huey
	Name:	John W. Huey
	Title:	Vice President, General Counsel and Corporate Secretary

Page 12 of 12 Pages